17005497

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SEC Mail Processing Section

FEB 23 2017

Washington DC 406

SEC FILE NUMBER
~~8-066734~~ 8-66734

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innovation Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 N. Sepulveda Blvd., Suite 1300
(No. and Street)

El Segundo (City) CA (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Sodl (310) 335-9333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew J. Sodl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Capital, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President & Managing Director
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of ____________
County of ____________

Subscribed and sworn to (or affirmed) before me on this ____ day of ________, ____ by ____________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

See attached jurat

Notary Public ____________

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 14th day of February, 2017, by Matthew J. Sodl ______________________________,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CLOVETTE W. COULTER
Commission # 2141780
Notary Public - California
Los Angeles County
My Comm. Expires Feb 6, 2020

(Seal) Signature Clovette W. Coulter

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Member
Innovation Capital, LLC

We have audited the accompanying statement of financial condition of Innovation Capital, LLC as of December 31, 2016, and the related statement of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Innovation Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovation Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Innovation Capital, LLC's financial statements. The supplemental information is the responsibility of Innovation Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 10, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Innovation Capital, LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	463,776
Prepaid expense		9,937
Deposits		5,555
Total assets	$	479,268
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	52,220
Total liabilities		52,220
Member's equity		
Member's equity		427,048
Total member's equity		427,048
Total liabilities and member's equity	$	479,268

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Income
For the Year Ended December 31, 2016

Revenues		
Fee based income	$	3,910,000
Interest and dividend income		99
Total revenues		3,910,099
Expenses		
Employee compensation and benefits		2,429,500
Marketing and business promotion		139,990
Occupancy expense		77,920
Health and liability insurance		101,856
Professional fees		213,494
Other operating expenses		116,087
Total expenses		3,078,847
Net income (loss) before income tax provision		831,252
Income tax provision		6,800
Net income (loss)	$	824,452

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Changes in Member's Equity
December 31, 2016

Member's Equity		
Balance at December 31, 2015	$	433,866
Member's distributions		(831,270)
Net income (loss)		824,452
Balance at December 31, 2016	$	427,048

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flow from operating activities:		
Net income (loss)		$ 824,452
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts Receivable	$ 91	
Prepaid expense	827	
Deposits	1,542	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	29,429	
Total adjustments		31,889
Net cash provided by (used in) operating activities		856,341
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Capital distributions	(831,270)	
Net cash provided by (used in) financing activities		(831,270)
Net increase (decrease) in cash		25,071
Cash at beginning of year		438,705
Cash at end of year		$ 463,776
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 12,800	

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Notes to Financial Statements
December 31, 2016

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Innovation Capital, LLC (the "Company"), was organized in the State of Louisiana on February 19, 2004. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Innovation Capital Holding, LLC (the "Parent").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including financial advisory services. The Company raises capital for corporate clients and provides financial advisory services related to mergers and acquisitions.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company records recurring financial assets and liabilities subject to fair value measurements at the price that would be received to sell an asset or paid to transfer a liability in transactions between market participants. The Company uses the fair value hierarchy which gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment banking fees are recognized when paid.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

2. INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a disregarded entity for tax purposes. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. The Company files its tax returns using the accrual method of accounting. As of December 31, 2016, the income tax provision consists of the following:

Franchise tax	$800
Gross receipts	6,000
Total income tax	$6,800

3. OCCUPANCY EXPENSE

Current year rent expense consists of the following:

Office rent	$ 77,920

4. 401 (K) PLAN

Effective January 1, 2008, the Company adopted a Section 401(k) Plan (the "Plan"). All employees, 21 years of age or older, are eligible to make elective deferrals in the Plan, provided they have completed ninety (90) days of service. Contributions are discretionary, up to a maximum of 4% of employee compensation or 100% of employee deferral, whichever is less. For the year ended December 31, 2016, the Companymade a contribution of $ 34,227.

5. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

6. COMMITMENTS AND CONTINGENCIES

Commitments

In August 2014, the Company renegotiated the existing lease agreement for office space under a non-cancelable lease. The lease is now set to expire on May 31, 2018. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

At December 31, 2016, the minimum annual payments are as follows:

Year Ending	
2017	$ 79,411
2018 thru May 31, 2018	33,456
	$ 112,867

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2016, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

COMMITMENTS AND CONTINGENCIES (continued)

Litigation

The Company is periodically involved in legal actions and claims that arise as a result of events that occur in the normal course of operations. At this time, management does not believe that any of the company's pending legal matters will have a material adverse effect on the Company's financial statements.

Guarantees

In accordance with FASB ASC 460, Guarantees, the Company has issued no guarantees at December 31, 2016, or during the year then ended.

7. RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

NET CAPITAL REQUIREMENTS (continued)

Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $ 411,556 which was $ 406,556 in excess of its required net capital of $ 5,000; and the Company's ratio of aggregate indebtedness $ 52,220 to net capital was 0.13 to 1, which is less than the 15 to 1 maximum allowed.

9. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Innovation Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2016

Computation of net capital		
Member's equity	$ 427,048	
Total Member's equity		$ 427,048
Less: Non-allowable assets		
Prepaid expense	(9,937)	
Deposits	(5,555)	
Total non-allowable assets		(15,492)
Net Capital		411,556
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,483	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 406,556
Ratio of aggregate indebtedness to net capital	0.13 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

See independent auditor's report.

INNOVATION CAPITAL, LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2016

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Innovation Capital, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Innovation Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Innovation Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Innovation Capital, LLC stated that Innovation Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Innovation Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Innovation Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 10, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Assertions Regarding Exemption Provisions

We, as members of management of Innovation Capital, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2016.

Innovation Capital, LLC

By: [signature]

Matthew J. Sodl, President + Managing Director
(Name and Title)

2/10/17
(Date)

Innovation Capital, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2016